CONSENT OF RENE LEBLANC

The undersigned hereby consents to (i) the references to the undersigned's name in connection with the review and approval of the technical and scientific information in the management information circular of Lithium Americas Corp. (the "Company") and the documents incorporated by reference therein and (ii) the references to the undersigned's name in the management information circular included in the Report of Foreign Private Issuer on Form 6-K being filed by the Company with the United States Securities and Exchange Commission, and any amendments thereto and incorporated by reference in the Company's Registration Statement on Form F-10 (File No. 333-269649) filed with the United States Securities and Exchange Commission on February 9, 2023 and any amendments thereto.

/s/ Rene LeBlanc
Name: Rene LeBlanc
Date: June 23, 2023